

January 10, 2011

Andreas Wilcken, Jr.
President
Moving Box Inc.
222 E. Jones Ave.
Wake Forest, NC 27587

>   **Re: Moving Box Inc.**
>   **Amendment No. 2 to**
>   **Registration Statement on Form S-1**
>   **Filed December 23, 2010**
>   **File No. 333-168738**

Dear Mr. Wilcken:

        We have received your response to our prior comment letter to you dated October 26, 2010 and have the following additional comments.

General

1. We note your response to our prior comment one. Please advise whether the selling shareholders intended to hold their shares for at least six months at the time of the filing of the initial registration statement and whether any selling shareholder had any agreements or understandings to resell the shares at the time of the filing of the initial registration statement. Additionally please explain to us the circumstances under which the selling shareholders "were effectively granted immediate registration rights," as noted in the last paragraph on page four of your response. To the extent there were any agreements to grant immediate registration rights to the selling shareholders, please file such agreements as an exhibit to your registration statement.

2. We note that several of the disclosures in the filing, such as the first risk factor on page 10, the Security Ownership of Certain Beneficial Owners and Management table on page 20 and the fourth full paragraph on page 33, provide information as of June 30, 2010. Please revise each of these disclosures to provide the information as of a more recent date.

3. Please revise your filing throughout to remove statements that Uptone Pictures, Inc. is an unrelated third party. Please also revise to disclose throughout that the principals of Moving Box and Uptone Pictures are business partners in another

entity, Seven Worldwide, that Moving Box and Uptone have the same principal executive office location, and that the principal of Uptone is also the initial manager of Moving Box Entertainment, LLC.

Registration Statement Cover Page

4. We note your response to our prior comment two. As it appears that you have increased the maximum aggregate offering price and paid an additional filing fee, it does not appear that you are calculating the registration fee in accordance with Rule 457(a). Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule or please advise.

Summary Information and Risk Factors, page 5

Business, page 5

5. We note your response to our prior comment three. Please revise this section to move the last paragraph of this section on page 8 so that it immediately follows the first paragraph of this section on page 5. Please also revise this paragraph to clarify that, despite Mr. Wilcken orally agreeing to provide all necessary funding upon the same terms as the Wilcken Note, Mr. Wilcken is not legally obligated to do so and you have no binding contracts, agreements or commitments with Mr. Wilcken to provide such funding. Finally, please revise this paragraph to clarify that you will not have money to continue to fund your operations through generating revenues until you have paid the Investors $154,250 and paid the Wilcken Note in full. Please revise the Management's Discussion and Analysis of Financial Conditions and Results of Operations section as appropriate.

6. We note your response to our prior comment five. Please define the terms "Content" and "Project" that are used in the definitions of Costs and Revenue. Please revise the Description of Business and Management's Discussion and Analysis of Financial Condition and Results of Operations sections as appropriate.

Flow of Funds/Payments from Revenue, page 7

7. It appears that the second and third bullets on page 7 conflict with the definition of Costs under the Royalty Rights Agreement and Section 2.3 of the Royalty Rights Agreement. The second and third bullets on page 7 infer that the Wilcken Note will be paid in full before the Investors receive 40% of the Net Revenues under the Royalty Rights Agreement while the definition of Costs excludes any payment or obligation of Moving Box to other persons or entities loaning money to Moving Box and Section 2.3 of the Royalty Rights Agreements contemplates payment of 40% of the Net Revenues on a monthly basis following full payment

of $154,250. Please revise your disclosure to clarify this discrepancy or please advise. Please revise the Description of Business and Management's Discussion and Analysis of Financial Condition and Results of Operations sections as appropriate.

8. Additionally, as the Wilcken Note is signed by Moving Box, Inc. as opposed to Moving Box Entertainment, LLC, it appears that the Wilcken Note may not be paid until the Net Revenues are split under the Production Agreement between Uptone Pictures, Inc. and Moving Box Entertainment, LLC. In this regard, we note your disclosure in the fifth bullet on page 7. Please revise your disclosure to clarify this discrepancy or please advise. Please revise the Description of Business and Management's Discussion and Analysis of Financial Condition and Results of Operations sections as appropriate.

The Offering, page 8

9. Please disclose the aggregate market price of your common stock based on the proposed offering price of $0.05 per share and disclose the balance of total stockholders' equity at your most recent balance sheet date.

Financial Summary, page 8

10. We note that certain of the summarized financial information that you have presented for the six-month period ended September 30, 2010 does not agree with the information presented in your financial statements for the respective period. In this regard, please reconcile your summary financial information and financial statements as appropriate. Please also reconcile your disclosure in other areas of your filing as appropriate. For example, we observed similar inconsistencies in your disclosure of (i) the deficit accumulated through the development stage, as noted on page 29 and in Footnote 2 to your financial statements for the interim period ended September 30, 2010 and (ii) your net operating loss carry-forward, as noted in Footnote 4 to your financial statements for the interim period ended September 30, 2010.

Risk Factors, page 10

We will incur additional costs in being a public company, page 12

11. We note your response to our prior comment 13. Please revise this risk factor to clarify that Mr. Wilcken is not legally obligated to provide any funding and you have no binding contracts, agreements or commitments with Mr. Wilcken to provide such funding.

Because the manual exemption is a non issuer exemption, page 14

12. We note your response to our prior comment 14. Please revise this risk factor to remove references to the manual exemption or please advise.

Selling Shareholders, page 15

13. Please revise the second paragraph of this section to clarify the selling price of your shares was $.02 as opposed to $.05.

Description of Business, page 22

Distribution, page 25

14. Please remove reference to Netflix and Blockbuster unless you have agreements currently in effect.

Financial Statements for the Interim Reporting Period Ended September 30, 2010
Balance Sheet, page F-11

15. Please revise your disclosure of issued and outstanding shares on your balance sheet to reflect the 2,000,000 shares of common stock that were issued during the interim reporting period ended September 30, 2010.

16. Based upon the revised "Related Party Transactions" footnote to your interim period financial statements (i.e., Footnote 5) and your response to our prior comment 23, it does not appear that the advances of $154,250 reported on your September 30, 2010 balance sheet and the advances of $37,600 reported on your March 31, 2010 balance sheet were made by related parties. As such, please revise your disclosure on each respective balance sheet and in Foonote 5 to your financial statements for the period ended March 31, 2010.

Statements of Operations, page F-12

17. You disclose that the weighted average number of shares of common stock outstanding was 5,152,174 for the six-month period ended September 30, 2010 and 4,775,229 for the three-month period ended September 30, 2010. However, given that the 2,000,000 shares of common stock issued in June and August were outstanding for a greater portion of the three-month period ended September 30, 2010 than the six-month period ended September 30, 2010, it is not clear why the weighted average number of shares outstanding for the six-month period would be higher than that for the three-month period. In this regard, please revise your disclosure or advise.

Statements of Cash Flow, page F-13

18. We note that you have classified the cash flows attributable to advances received during the six-month period ended September 30, 2010 as cash flows from operating activities. In this regard, we note that your classification of such advances appears to be both inconsistent with the classification of advances received during the reporting period ended March 31, 2010 and inappropriate based the investors' rights to repayment of such amounts. Furthermore, we note that $10,000 of the $110,200 in funds loaned to you by Mr. Andreas Wilcken, Jr. appears to have been inappropriately classified within the operating activities section of your statement of cash flows. Please reclassify each of the aforementioned amounts to the financing activities section of your statement of cash flows.

Back Cover Page of Prospectus

19. Please advise as to why the back cover page of the prospectus has been deleted. Alternatively, please revise your filing to include a back cover page to the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3505 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael Williams, Esq.
       Fax: (561) 416-2855